89- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030591

REGISTRANT'S NAME NKK Corporation

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2002
THOMSON FINANCIAL

DEPOSITARY BANK: Bankers Trust

FILE NO. 89- 76 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlj

DATE : 3/28/02

89-76

02 MAR 27 AM 8:

Deutsche Bank

Bankers Trust
Corporate Trust & Agency Services

Bankers Trust Company
Four Albany Street
New York, NY 10006
Direct Fax: 212 669 0065
Direct Tel: 212 250 8500

22 March 2002

SEC MAIL PROCESSING
RECEIVED
MAR 25 2002
WASH. D.C. 354 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth St. N.
Washington, D.C. 20549

Re: Information Furnished under File Number **333-6728** with Respect to the ADR facility of Shares of **NKK Corporation** Pursuant to a Waiver from General Instruction I.A. (3) of Form F-6.

Ladies & Gentlemen:

We provide the enclosed submission of materials with respect to the foreign issuer of securities underlying the ADR facility as referenced above.

The information contained in this letter and its attachments and exhibits is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Regards,

Jean Paul Simoes
Depositary Receipts

89-76

02 MAR 27

NKK Widens Loss Forecast as U.S. Unit Goes Bankrupt (Update3)

NKK Widens Loss Forecast as U.S. Unit Goes Bankrupt (Update3)

(Closes share prices.)

Tokyo, March 7 (Bloomberg) -- NKK Corp. said it widened its loss forecast five-fold for the current fiscal year after its U.S. unit, National Steel Corp., filed for bankruptcy protection. The shares fell as much as 6 percent

Japan's second-biggest steelmaker said it expects a group loss of 74 billion yen ($565.9 million) for the year through March, from a previous forecast of a 15 billion yen loss. National Steel, the fourth-biggest U.S. steelmaker, yesterday filed for protection from creditors because of low prices and weak demand.

NKK, which owns 53 percent of National Steel, will take a 57 billion yen charge for the bankruptcy and the decline in the value of its stock holdings. NKK said in a press release it won't provide further capital to the U.S. unit. NKK shares fell 1.9 percent, or 2 yen, to 99.

''We won't offer any financial aid to National Steel, as we had already said our last year's $100 million injection would be

NKK Widens Loss Forecast as U.S. Unit Goes Bankrupt (Update3)

the last,'' said Vice President Cho Otani.

The bankruptcy of the Mishawaka, Indiana-based company, which makes about 6 million tons of steel a year and has 8,400 employees, came a day after the Bush administration imposed tariffs on most steel imports. National Steel said in a statement it received a $450 million loan to continue operating its plants.

London-based HSBC Holdings Plc, representing bondholders, is National Steel's biggest unsecured creditor with more than $300 million in claims.

Moody's Investors Service downgraded National Steel's senior secured debt ratings one notch to ''Caa2'' from ''Caa1.''

Debts & Losses

National Steel, which had $2.49 billion in sales last year, listed $2.61 billion in debt and $2.3 billion in assets, according to papers filed in U.S. Bankruptcy Court in Chicago. NKK own 53.5 percent of National Steel.

National Steel, which is in talks to be acquired by U.S. Steel Corp., earlier said its fourth-quarter loss widened to $280.3 million and the company eliminated 290 jobs.

NKK Widens Loss Forecast as U.S. Unit Goes Bankrupt (Update3)

U.S. Steel, the biggest producer in the U.S., won the option in January to buy NKK's stake in National Steel as part its plan to buy six money-losing U.S. steelmakers to meld into one company, lowering costs to compete against global rivals. The option expires June 15.

The bankruptcy filing shows that U.S. tariffs of as high as 30 percent on steel sheet for three years may not be enough to help consolidate the industry, analysts said.

National Steel's agreement to possibly be bought by U.S. Steel Corp. likely won't happen because Bush didn't support assuming costs for retirees of acquired steel companies, a condition U.S. Steel wants met before it agrees to buy the company, an analyst said.

''The president in his announcement yesterday appears to be not addressing the real core problems of the steel industry, which is the need for consolidation,'' said Michael Gambardella, an analyst for J.P. Morgan Securities Inc. He has a ''market perform'' rating on National Steel stock, which he doesn't own.

NKK said it hadn't given up on the sale to U.S. Steel and wants to expand its business ties with the company.

''Regardless of National Steel's filing for Chapter 11, we

NKK Widens Loss Forecast as U.S. Unit Goes Bankrupt (Update3)

want to discuss with U.S. Steel to form alliance on automobile steel sheets to better serve customers,'' NKK's Otani said.

President Bush didn't support assuming costs for retirees, but NKK hopes that's not the end of U.S. Steel buying National Steel, said Takashi Yamazaki, general manager of NKK's international business planning department.

--Satoko Adachi in the Tokyo newsroom (813) 3201-8361, or at saadachi@bloomberg.net Editor: Kumakura, Langan, Majendie.

Story illustration: To list NKK's shareholders, see 5404 JP <Equity> PHDC <GO>

NKK Widens Loss Forecast as U.S. Unit Goes Bankrupt (Update1)

(Adds share price, company comment.)

Tokyo, March 7 (Bloomberg) -- NKK Corp. said it widened its loss forecast five-fold for the current fiscal year after its U.S. unit, National Steel Corp., filed for bankruptcy protection. The shares fell as much as 6 percent

Japan's second-biggest steelmaker said it expects a group loss of 74 billion yen ($565.9 million) for the year through March 31, from a previous forecast of a 15 billion yen loss. National Steel, the fourth-biggest U.S. steelmaker, yesterday filed for protection from creditors because of low prices and weak demand.

NKK, which owns 53 percent of National Steel, will take a 26 billion yen charge for the bankruptcy, adding to losses caused by falling steel prices. NKK said in a press release it won't provide further capital to the U.S. unit. NKK shares fell as much as 6 yen to 99 yen. They recently traded at 104 yen.

''We won't offer any financial aid to National Steel, as we had already said our last year's $100 million injection would be the last,'' said Vice President Cho Otani.

NKK Widens Loss Forecast as U.S. Unit Goes Bankrupt (Update1)

The bankruptcy of the Mishawaka, Indiana-based company, which makes about 6 million tons of steel a year and has 8,400 employees, came a day after the Bush administration imposed tariffs on most steel imports. National Steel said in a statement it received a $450 million loan to continue operating its plants.

London-based HSBC Holdings Plc, representing bondholders, is National Steel's biggest unsecured creditor with more than $300 million in claims.

Moody's Investors Service downgraded National Steel's senior secured debt ratings one notch to ''Caa2'' from ''Caa1.''

Debts & Losses

National Steel, which had $2.49 billion in sales last year, listed $2.61 billion in debt and $2.3 billion in assets, according to papers filed in U.S. Bankruptcy Court in Chicago. NKK own 53.5 percent of National Steel.

National Steel, which is in talks to be acquired by U.S. Steel Corp., earlier said its fourth-quarter loss widened to $280.3 million and the company eliminated 290 jobs.

U.S. Steel, the biggest producer in the U.S., won the option

NKK Widens Loss Forecast as U.S. Unit Goes Bankrupt (Update1)

in January to buy NKK's stake in National Steel as part its plan to buy six money-losing U.S. steelmakers to meld into one company, lowering costs to compete against global rivals. The option expires June 15.

The bankruptcy filing shows that U.S. tariffs of as high as 30 percent on steel sheet for three years may not be enough to help consolidate the industry, analysts said.

National Steel's agreement to possibly be bought by U.S. Steel Corp. likely won't happen because Bush didn't support assuming costs for retirees of acquired steel companies, a condition U.S. Steel wants met before it agrees to buy the company, an analyst said.

''The president in his announcement yesterday appears to be not addressing the real core problems of the steel industry, which is the need for consolidation,'' said Michael Gambardella, an analyst for J.P. Morgan Securities Inc. He has a ''market perform'' rating on National Steel stock, which he doesn't own.

NKK said it hadn't given up on the sale to U.S. Steel and wants to expand its business ties with the company.

''Regardless of National Steel's filing for Chapter 11, we want to discuss with U.S. Steel to form alliance on automobile

NKK Widens Loss Forecast as U.S. Unit Goes Bankrupt (Update1)

steel sheets to better serve customers,'' NKK's Otani said.

President Bush didn't support assuming costs for retirees, but NKK hopes that's not the end of U.S. Steel buying National Steel, said Takashi Yamazaki, general manager of NKK's international business planning department.

--Satoko Adachi in the Tokyo newsroom (813) 3201-8361, or at saadachi@bloomberg.net Editor: Kumakura, Langan

Story illustration: To list NKK's shareholders, see
5404 JP <Equity> PHDC <GO>

NKK, Kawasaki Steel to Cut Costs $224 Million by 2003 (Update1)

(Adds share prices in last paragraph.)

Tokyo, Jan. 23 (Bloomberg) -- NKK Corp., which will combine with rival Kawasaki Steel Corp. in October, said the two companies plan by March 2003 to save a total 30 billion yen ($224 million) as they begin cooperation ahead of the merger.

The savings are part of a planned 80 billion yen cost reduction by March 2006, announced last month, by shedding jobs closings mills and pooling purchases of iron ore, coal and other raw materials.

''We expect to achieve 30 billion yen of cost savings, partly because we will make steel products for each other even before we merge in October,'' said NKK Vice President Masayuki Hammyo.

Hammyo will be promoted to chairman of JFE Steel Corp., the steel unit of JFE Holdings Inc., which will be created in October from the merger. JFE would be Japan's second-largest steelmaker, challenging Nippon Steel Corp.'s dominance of the market.

NKK shares fell as much as 2 percent, or 2 yen, to 95. Kawasaki Steel rose as much as 1.4 percent, or 2 yen, to 141.

NKK, Kawasaki Steel to Cut Costs $224 Million by 2003 (Update1)

--Satoko Adachi in the Tokyo newsroom (813) 3201-8361, or at saadachi@bloomberg.net. Editor: Majendie.

Story illustration: To chart the performance of NKK and Kawasaki shares, click on 5404 JP <Equity> 5403 JP <Equity> HS2 <GO>

NKK, Hitachi Zosen to Set Up 50-50 Shipbuilding Venture

NKK, Hitachi Zosen to Set Up 50-50 Shipbuilding Venture

Osaka, Japan, Dec. 14 (Bloomberg) -- Hitachi Zosen Corp., a Japanese machinery maker whose shares have halved since April, and steelmaker NKK Corp. will merge their shipbuilding operations into an equally owned venture.

They will set up the venture on Oct. 1 next year and expect annual sales of 150 billion yen ($1.2 billion).

--Satoko Adachi in the Tokyo newsroom (813) 3201-8361, or at saadachi@bloomberg.net /sm

Story illustration: For a look at NKK's history of corporate actions, click on 5404 JP <Equity> CACS <GO> . For the same look at Hitachi Zosen, see 7004 JP <Equity> CACS <GO> .

National Steel Shares Rise on Acquisition Talks With U.S. Steel

National Steel Shares Rise on Acquisition Talks With U.S. Steel

Mishawaka, Indiana, Dec. 10 (Bloomberg) -- National Steel Corp. shares rose as much as 62 percent after USX-U.S. Steel Group said it may buy the company as part of a plan to combine several U.S. steelmakers to compete against low-priced imports.

The shares rose 63 cents, or 40 percent, to $2.20 in midmorning trading. They had risen 32 percent this year.

U.S. Steel said yesterday it's in talks with Tokyo-based NKK Corp., which owns 53 percent of National Steel. A combined purchase also could include Bethlehem Steel Corp. and WHX Corp.'s Wheeling-Pittsburgh Corp. U.S. Steel is the biggest U.S. steelmaker.

The deal depends on the U.S. government assuming the health-care costs of retired steelworkers of the acquired companies and providing protection from imports. The U.S. International Trade Commission said Friday that President George Bush should impose tariffs of as much as 40 percent for four years and set quotas for some products. Bush has two months to make a decision.

Shares of Pittsburgh-based U.S. Steel fell 5 cents to $18.22. National Steel is based in Mishawaka, Indiana.

NKK-Led Group Studying Plan to Make New Auto Fuel (Update1)

(Adds NKK's comments in fourth, fifth paragraphs.)

Tokyo, Oct. 10 (Bloomberg) -- A group led by Japan's NKK Corp. said a two-year study will determine whether to build one of the world's first large-scale plants to convert natural gas to dimethyl ether, or DME, an alternative fuel for autos and power generators.

The study will examine the feasibility of a DME plant producing as much as 1.5 million metric tons a year, with annual sales of as much as 200 billion yen ($1.66 billion). The plant would be built in the Middle East, Australia or Southeast Asia, with first fuel shipments by 2006 to Japan and the rest of Asia, NKK Managing Director Mikito Wakamatsu said.

''We believe our DME would cost around the same as natural gas, diesel and LPG (liquefied petroleum gas),'' Wakamatsu said. ''We hope to have strong tie-ups with automakers and power generators.''

DME is a cleaner-burning, sulfur-free replacement for diesel. Japan's government is supporting development of the fuel to reduce

National Steel Shares Rise on Acquisition Talks With U.S. Steel

--Darrell Hassler in Chicago, (312) 692-3726 or
dhassler@bloomberg.net, through the Princeton newsroom/rrb

Story illustration: To graph the price of steel sheet imports in the U.S. over the past decade, see MBSTUSHR <Index> GP M <GO> . To chart the decline of LTV Corp. shares in the past seven years, see LTVCQ US <Equity> GP M <GO> .

NKK to Produce Auto Parts Amid Slump in Core Steel, Report Says

Tokyo, Nov. 30 (Bloomberg) -- NKK Corp. plans to make auto parts to increase sales of added-value products amid slumping demand for its core steel products, the Nihon Keizai newspaper said, without citing sources.

Japan's No 2 steelmaker aims to produce gearboxes, suspension units and other pipe-based auto parts as early as the third quarter next year, it said.

The auto parts production will use water-pressure molding method, which requires fewer production steps, in the first commercial application of the process, it said.

Japan's 11 automakers, the biggest users of steel, made fewer vehicles at home and slashed exports as they continue to shift production to foreign markets, putting more pressure on the country's weakening economy. The government forecast the domestic economy will shrink 0.9 percent this fiscal year, the biggest contraction in two decades, analysts said.

(The Nihon Keizai newspaper, 11-30, p.11) For the Nihon Keizai Web site, see NKEI <GO>

NKK to Produce Auto Parts Amid Slump in Core Steel, Report Says

--Miho Yoshizaki in the Tokyo newsroom (813) 3201-8897, or at myoshizaki@bloomberg.net/sjf

Story illustration: See 5404 JP <Equity> DES6 <GO> shows the product segmentation of NKK.

NKK Shares Fall on Concern Steel Business in U.S. to Weaken

NKK Shares Fall on Concern Steel Business in U.S. to Weaken

Tokyo, Oct. 16 (Bloomberg) -- NKK Corp., which plans to merge with Kawasaki Steel Corp. to form Japan's largest steelmaker, fell as much as 8.3 percent on concern Bethlehem Steel Corp.'s recent bankruptcy filing boded ill for business at NKK's U.S. subsidiary.

Shares of Japan's second-largest steelmaker fell as much as 7 yen to 77, the lowest in more than two weeks, and finished the morning session at 79 yen, down 6.0 percent. Kawasaki Steel shares fell as much as 3.9 percent, or 5 yen, to 125 and ended morning trade 2 yen lower at 128.

''Bethlehem Steel's bankruptcy news raised investor concern that NKK's U.S. unit, National Steel Corp., may be hurt by the weakening U.S. steel business,'' said Atsushi Yamaguchi, a steel analyst at JP Morgan Securities Asia Ltd., who rates NKK shares as a ''buy.''

Bethlehem Steel, the fifth-largest U.S. steelmaker, yesterday filed for bankruptcy protection after cheap imports and slowing demand left it saddled with debt and retiree costs. The company said it has $4.2 billion in assets and $4.5 billion in debt in a Chapter 11 filing in U.S. Bankruptcy Court in Manhattan.

NKK-Led Group Studying Plan to Make New Auto Fuel (Update1)

its reliance on the Middle East, which supplies 87 percent of Japan's oil.

NKK's group, called DME International Corp., is Japan's second aiming to develop DME fuel. In June the Australian government said it would speed up regulatory approval for Mitsubishi Gas Chemical Co.'s proposed $600 million plant to make DME from natural gas.

The NKK venture comprises two trading companies, Marubeni Corp. and Toyota Tsusho Corp.; three oil companies, Total Fina Elf SA, Idemitsu Kosan Co. and Inpex Corp.; and two other companies, Hitachi Ltd. and Nippon Sanso Corp.

DME could be shipped by LPG tankers, allowing Japan to diversify its fuel sources, Wakamatsu said. Japan uses about 20 million tons of LPG a year, with some 80 percent coming from the Middle East.

--Satoko Adachi in the Tokyo newsroom (813) 3201-8361, or at saadachi@bloomberg.net /rb

Story illustration: To chart the performance of NKK shares, see 5404 JP <Equity> GP <GO>

NKK Shares Fall on Concern Steel Business in U.S. to Weaken

For its fiscal year that ended March 31, Tokyo-based NKK reported that about 18 percent of total group sales came from North America.

--Miho Yoshizaki in the Tokyo newsroom (813) 3201-8897, or at myoshizaki@bloomberg.net /wk

Story illustration: Click on 5404 JP <Equity> GP <GO> shows the share performance of NKK.

Japan's Steelmakers to Pay Price of Failure to Cut Production

Japan's Steelmakers to Pay Price of Failure to Cut Production

Tokyo, Sept. 7 (Bloomberg) -- Three of Japan's five biggest steelmakers are likely to predict losses this year, while Nippon Steel Corp., the No. 1, may slash its profit estimate 42 percent, as they fail to cut output amid slumping demand, analysts said.

Nippon Steel may cut its group pretax profit forecast for the year ending March 2002 to 66.5 billion yen ($549 million) from 115 billion yen, according to a survey of four analysts by Bloomberg News. NKK Corp., Japan's second-biggest producer, will probably forecast a group pretax loss of 19 billion yen, against an earlier forecast of a 20 billion yen profit.

Japan's steel companies need to close mills and fire workers to compete with Korea's Pohang Iron & Steel Co. and China's Baoshan Iron & Steel Co. as slowing economic growth reduces demand from automakers and other users.

''The Japanese steel industry must shut down loss-making mills and cut another 30 percent of its workforce,'' said Minoru Hasegawa, a metals analyst at Sumitomo Life Investment Co. ''Compared with Japanese mills, Posco pays about one-third of the salary to employees.''

Japan's Steelmakers to Pay Price of Failure to Cut Production

Kawasaki, Japan's No. 3 steel company, will likely cut its estimate for full-year pretax profit from operations to 34.5 billion yen, from 50 billion yen it forecast in May. Sumitomo Metal Industries Ltd. and Kobe Steel Ltd., the fourth- and fifth-biggest producers, are likely to swing to a loss after predicting a profit.

Sumitomo Metal may change its group pretax profit prediction of 10 billion yen to forecast an 11.8 billion yen loss, while Kobe may post a 4.75 billion yen pretax loss instead of the expected 19 billion yen profit, according to the analysts.

''I can't see myself buying steel stocks in the second half,'' said Katsuji Oikawa, who helps manage $13 billion in assets at Norinchukin Zenkyoren Asset Management Co. ''Few investors will because the economic outlook is so gloomy.''

Economic Woe

Japan's gross domestic product probably shrank 0.9 percent in the three months ended June, according to the median of 34 estimates in a Bloomberg News survey. The government is due to announced the second-quarter GDP figures today.

Japan's Steelmakers to Pay Price of Failure to Cut Production

The slowdown has curbed consumer demand for cars, the biggest users of steel. Japan's 11 automakers made fewer vehicles at home and slashed exports as they continue to shift production to foreign markets, putting more pressure on the country's weakening economy.

Domestic vehicle production fell 1.2 percent to 883,962 units in July from the same month last year, the seventh consecutive decline, while exports fell 6.3 percent to 370,663 units, the Japan Automobile Manufacturers Association said.

Japan's steelmakers have promised since late last year to meet the drop in demand by reducing output. They failed to do so.

Broken Promises

The country's steel output in the three months ended June totaled 26.4 million metric tons, 500,000 tons more than expected, according to the Japan Iron and Steel Federation. The trade ministry has projected steel output in the quarter ended September will total 25.3 million tons.

At that rate, the industry is on track to make more than 100 million tons of steel in the full year, close to the three-year

high of 106 million tons produced last year.

''All the steelmakers know they must make further production cutbacks,'' said Toru Nagai, a Morgan Stanley analyst. ''But no one is willing to act first because each fears the others will move in and grab its market share.''

The glut of steel has already curbed earnings in the first half, the analysts said.

Nippon Steel may lower its first-half pretax profit target by 33 percent to 20 billion yen, they predicted. While Kawasaki's first-half pretax forecast may fall 25 percent to 15 billion yen.

NKK is in the weakest position this year because its U.S. unit, National Steel Corp., has been hurt by a slowdown in the U.S. economy, analysts said. The company's first-half loss is predicted to widen to 32.7 billion yen from 23 billion.

Pipe Dream

While Sumitomo Metal, the country's biggest maker of seamless pipe, may benefit from recovering demand in the oil industry, the gain will probably be outweighed by the slump in its other steel businesses and from non-steel businesses, such as silicon wafer

manufacturing, analysts said.

Sumitomo Metal's net loss may to widen from the 70 billion yen forecast earlier as the company takes a 90 billion yen charge to compensate about a quarter of its workforce for transferring them from the parent company to lower-paid jobs at affiliates.

The glut of steel in Asia may be exacerbated by U.S. efforts to protect its own producers.

In June, U.S. President George W. Bush ordered an investigation under Section 201 of the 1974 Trade Act into whether steel imports are harming the domestic industry. The law allows the president to curb imports deemed to threaten ``serious'' harm to a strategic industry. The rule complies with World Trade Organization rules provided curbs are applied equally to all countries.

Since Bush's announcement, suppliers in European that are concerned about possible U.S. sanctions have diverted steel to Asia, further swelling supply and pushing down prices, Nagai said.

'Painful Cuts'

In a separate case, the U.S. Commerce Department ruled

Wednesday in favor of an antidumping complaint by U.S. producers against some Japanese-made steel pipe. If the ruling is upheld by the U.S. International Trade Commission next month, the pipes will attract a 31 percent anti-dumping duty.

The gloomy business outlook may prompt more consolidation in Japan's steel industry, said Sumitomo Life's Hasegawa.

''Steelmakers won't escape painful cuts at loss-making companies to revive the industry,'' he said. ''Consolidation would allow Japanese steelmakers to get a stronger position in international markets.''

Still, attempts at consolidation so far have produced little benefit in terms of output reduction.

While Kawasaki Steel and NKK agreed in April to merge to create the nation's biggest producer, analysts said they doubt if the merger would prompt any drastic cuts in production capacity and workforce.

--Satoko Adachi in the Tokyo newsroom (813) 3201-8361, or at saadachi@bloomberg.net /am/pl

Story illustration: To graph changes in Japan's steel output,

NKK Falls After Steelmaker Forecasts Loss on Slumping Demand

Tokyo, Sept. 10 (Bloomberg) -- NKK Corp. 5404 JP <Equity> DES <GO> shares fell as much as 8.2 percent after slumping demand for steel and increasing competition at home and overseas forced Japan's second-largest steelmaker to forecast a loss for this fiscal year, reversing its initial profit estimate. NKK shares fell as much as 8 yen to 90 yen, the lowest level in five months. They recently traded at 91 yen, down 7.1 percent. The steelmaker said on Friday it will probably report a loss of 15 billion yen ($124.75 million) for its fiscal year that began on April 1, instead the 5 billion yen net income it predicted on May 24. The company also said it won't pay half-year dividends.

--Taizo Hirose in the Tokyo newsroom (813) 3201-7483, or hirose2@bloomberg.net /mc

Story illustration: To graph NKK's share performance, click on 5404 JP <Equity> GP <GO> ; To graph changes in Japan's steel output, click on JNSP <Index> GP <GO> .